Exhibit B

An Important Message from

Money Market Obligations Trust

Dear Shareholder:

Through your relationship with Edward Jones, you own shares in one (or more) of the money market mutual funds in the Money Market Obligations Trust. The Trust will hold a Special Meeting of Shareholders on August 6, 2015 at the Trust’s offices in Warrendale, PA.

The purpose of the meeting is to provide you with the opportunity to vote on several important proposals that affect the funds and your investments in them. The enclosed booklet contains a proxy statement that explains the proposals and convenient ways in which you can cast your vote.

First is a proposal to elect independent trustees for all Funds within Money Market Obligations Trust.

Three of the four nominees currently serve the Funds as Trustees and were appointed by the Board since the last shareholder meeting. We are proud of the integrity, professionalism and commitment that each of them brings to the task of protecting the interests of shareholders. One nominee would be new to the Board and is well qualified to join this distinguished group of Trustees.

The second part of the proxy statement includes a group of proposals to modernize the Funds’ Declaration of Trust. This will enable the Trustees to more efficiently and economically serve the needs of the Funds and shareholders as well as to better comply with recent regulatory requirements affecting money market funds.

We encourage you to exercise your rights by reviewing the proxy statement and then voting either through the Internet, by phone or by mail as soon as possible.

No matter how many shares you own, your vote matters! Thank you for your participation in this important initiative.

Sincerely,

Money Market Obligations Trust

June 22, 2015